[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 12, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Sunshine Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-194501)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Sunshine Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 1:00 p.m. on May 14, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Robin Suskind
Name: Robin Suskind
Title: Managing Director